Art of Pour Inc.



ANNUAL REPORT

54 Danbury Rd #311

Ridgefield, CT 06877

0

www.artofpour.com

This Annual Report is dated April 29, 2022.

BUSINESS

Art of Pour is the culmination of a 10-year journey in search of the perfect cocktail. The company began as a mobile mixology business —creating a pop-up speakeasy experience for the modern day.

Now, the same mixology experience can be purchased in a bottle. No cheap ingredients. No excess sugar. Just a true, hand-shaken cocktail experience in a ready-to-drink (RTD) format.

The top three reasons to invest are: the RTD category is growing faster than all other beverage alcohol channels, our custom stackable glass packaging is ultra-premium and drives product visibility, and none of our products are formulated with more than 4 grams of sugar, 5 carbs, and 100 calories per serving because of our unique formulation.

Art of Pour has three TTB-approved RTDs that can be opened and enjoyed over ice. The company is in the process of developing three additional SKUs.

All ingredients are bottled at a U.S.-based co-packing facility adhering to strict quality control measures. Each recipe is carefully blended and dispensed into 200ml stackable glass bottles for individual use.

Once bottling is complete, the finished product is packaged into cases of 24, palletized, then transported to one of the largest alcoholic beverage storage facilities in the United States, where they are inventoried and recorded.

As orders are placed by distributors, the cases are depleted out of inventory and then sold by distributors to retail liquor stores, restaurants, and arenas where they are ultimately sold to consumers. All state and federal compliance for the sale of alcohol is managed by a top third-party compliance company.

In addition to traditional distribution, Art of Pour is available for purchase online, and the company is beginning to fuel its e-commerce efforts to expand its reach.

Intellectual property includes trade dress (application number 90750693 with a filing date of June 2, 2021) on our stackable glass bottles, the trademarked name "Art of Pour," and the trademark pending phrase "Cocktails Reimagined." This IP is owned by Art of Pour LLC, and we are speaking with our attorney to transfer ownership to Art of Pour Inc. Our intent is to protect the look and design of our bottle, brand name, and marketing phrase.

Art of Pour Inc. was initially organized as The Art of Pour LLC, a Connecticut Limited Liability Company on July 15, 2011, and converted to a newly formed Delaware C Corporation on December 15, 2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 500,000
Use of proceeds: Issuance of Founder shares to James Agate
Date: December 15, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Employee Stock Options
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 500,000
Use of proceeds: Employee stock options pool
Date: December 15, 2021
Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Art of Pour Inc. was initially organized as The Art of Pour LLC, a Connecticut Limited Liability Company on July 15, 2011, and converted to a newly formed Delaware C Corporation on December 15, 2021. Financials attached are for the C-Corporation from 12/15/2021 through 12/31/2021.

In 2020, Art of Pour LLC invested in branding, labels, packaging, and formulation. There was no revenue during this time period, which was expected as the company prepared for market introduction (which occurred in April 2021). Initial intent for product launch was to introduce the Jalapeno Margarita in Connecticut, vet brand performance in the marketplace, and gather data. From April 1, 2021, through December 14, 2021, sales revenue for Art of Pour LLC amounted to $51,760.90. After the conversion to C Corp on 12/15/2021, Art of Pour Inc had revenue of $8,006.

During 2021, company management approved further investment into production, sales and marketing. The company began increasing inventory of the Jalapeno Margarita in preparation for additional distribution deals. The company also invested in a second product, the Art of Pour Cosmopolitan.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $23,977.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Webster Bank
Amount Owed: $156,638.00
Interest Rate: 3.06%
Maturity Date: March 09, 2026

Creditor: Webster Bank Line of Credit ($100k limit, $79k utilized)
Amount Owed: $79,000.00
Interest Rate: 5.75%
Maturity Date: March 25, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alexander Brent
Alexander Brent's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: December 15, 2021 - Present

Responsibilities: The Chief Executive Officer will preside at all meetings of the stockholders, and, if a director, at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. Alex has not yet taken a salary. He owns 4.5 million shares of common stock.

Position: President
Dates of Service: December 15, 2021 - Present

Responsibilities: In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and, if a director, at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

Position: Secretary
Dates of Service: December 15, 2021 - Present

Responsibilities: The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Position: Chair of the Board of Directors
Dates of Service: December 15, 2021 - Present

Responsibilities: The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

Position: Chief Financial Officer
Dates of Service: December 15, 2021 - Present

Responsibilities: The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Other business experience in the past three years:
Employer: Art of Pour LLC
Title: President & Founder
Dates of Service: July 15, 2011 - December 15, 2021

Responsibilities: Lead the way for business to expand. Be a highly visible thought leader and ambassador in the community, in the media, with partner organizations, and with potential funders. Build high-quality business strategies and plans ensuring their alignment with short-term and long-term objectives. Utilize network and PR skills to ensure the company story and vision is consistently being told locally and nationally. Own strategic key accounts, building long-lasting and profitable relationships. Stay informed about the current situation in the markets and alcohol industry. Inspire confidence, trust, respect, ethics and credibility – both internally and externally. Represent the brand and pursue the company mission, ensuring company end game is accomplished in the long term. Make difficult decisions and resolve internal conflicts. Provide strategic vision and lead the organization into its next phase of development, growth and impact. Design and implement the strategic plan and while ensuring that the budget, staff, and priorities are aligned with core mission.

Other business experience in the past three years:

Employer: The Network Support Company
Title: Business Development Manager
Dates of Service: February 01, 2015 - March 31, 2021
Responsibilities: Develop the company's client base in the Northeast, helping organizations identify current IT risk and shore up the gaps with comprehensive solutions.

Name: James Agate

James Agate's current primary role is with Agate & Co. Builders. James Agate currently services 20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer
Dates of Service: December 15, 2021 - Present

Responsibilities: Develop and implement efficient and scalable processes to ensure the company is positioned for success. Understand and evaluate operations, including present effectiveness and future needs. Document, define, and enforce procedures across the organization (e.g., governance). Ensure KPIs are tracked, shared, and communicated across the organization and key stakeholders. Design and implement an accountability framework for employees, contractors, and vendors. Manage relationships/agreements with external partners and vendors. Closely manage COGS and adjust operations to optimize company profits. Act as a confidant, sounding board, and advisor to the CEO, sharing complementary skill set to form a well-rounded leadership team. Ensure that the company runs with legality and conformity to established regulations domestically and internationally. Evaluate overall performance by gathering, analyzing, and interpreting data and metrics. Establish and aggressively pursue risk management efforts, ensuring redundancy as it relates to supply chain and human capital. Responsible for ensuring all company segments are aligned towards achieving commercial and strategic objectives. Jim has not yet taken a salary. He owns 500,000 shares of common stock.

Position: Director
Dates of Service: December 15, 2021 - Present

Responsibilities: Knowing the organization's mission, programs, policies, and needs. Preparing for meetings by reviewing the agenda and supporting documentation. Regularly attending board meetings and participating actively and conscientiously. Keeping up with issues and trends that affect the organization. Participating in the evaluation of business operations and executives. Approving audit reports, budgets, and business decisions. Contributing to the development of policies and strategic plans. Understanding the organization's financial affairs and ensuring fiduciary responsibilities are met. Ensuring the organization complies with legal requirements. Maintaining confidentiality on all internal organizational affairs.

Other business experience in the past three years:
Employer: Agate & Co. Builders
Title: President & CEO
Dates of Service: May 03, 2005 - Present
Responsibilities: Lead the company's design and build efforts and grow presence in NY.
Other business experience in the past three years:
Employer: Advisor
Title: AdvisoryCloud
Dates of Service: August 01, 2019 - August 01, 2020
Responsibilities: Being an advisor.
Other business experience in the past three years:
Employer: American Home Buyers LLC
Title: Founder

Dates of Service: March 01, 2013 - September 01, 2019
Responsibilities: Founding the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Alexander Brent
Amount and nature of Beneficial ownership: 4,500,000
Percent of class: 81.82

RELATED PARTY TRANSACTIONS

Name of Entity: Melissa Brent
Relationship to Company: Family member
Nature / amount of interest in the transaction: $65,000 injection of capital to help get the business started.
Material Terms: Injection of capital, no stated maturity date/term.

Name of Entity: James Agate
Relationship to Company: Director
Nature / amount of interest in the transaction: $20,000 investment of capital.
Material Terms: Capital invested for owner's contribution, no stated maturity date/term.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 475,555 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Section 38. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or the Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Art of Pour is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Art of Pour Inc.

By   /s/ *Alexander M. Brent*

Name: Art of Pour Inc.

Title: CEO, President, Secretary, Chairman of the Board, CFO

Exhibit A

FINANCIAL STATEMENTS

ART OF POUR INC.

Unaudited Financial Statements

December 31, 2021

ART OF POUR INC.

UNAUDITED BALANCE SHEET
As of December 31, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	23,977
Accounts receivable		144
Inventories		185,299
TOTAL CURRENT ASSETS		209,420

INTANGIBLE ASSET

Goodwill		87,792
	$	297,212

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Bank line of credit		79,000
Accounts payable	$	53,685
Credit card payable		13,027
Current portion of long term debt		34,445
TOTAL CURRENT LIABILITIES		180,157

LONG TERM DEBT		119,369
		119,369

STOCKHOLDERS' EQUITY

Capital stock, 10,000,000 shares authorized, 5,000,000 issued, par value $.0001		500
Retained earnings (deficit)		(2,814)
		(2,314)
	$	297,212

See accompanying notes.

ART OF POUR INC.

UNAUDITED STATEMENT OF INCOME
For the period December 15, 2021 thru December 31, 2021

Net revenue	$	8,006
Cost of goods sold		5,141
GROSS PROFIT		2,865
Operating expenses		
General and administrative		1,544
Sales and marketing		3,934
		5,478
LOSS FROM OPERATIONS		(2,613)
Other income (expense)		
Interest expense		(201)
		(201)
NET LOSS	$	(2,814)

See accompanying notes.

ART OF POUR INC.

UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period December 15, 2021 thru December 31, 2021

	Common Stock	Retained Earnings (Deficit)	Total Stockholders' Equity
Common stock issued	$ 500		500
Net loss		(2,814)	(2,814)
BALANCE AT DECEMBER 31, 2021	500	(2,814)	(2,314)

See accompanying notes.

ART OF POUR INC.

UNAUDITED STATEMENT OF CASH FLOWS
For the period December 15, 2021 thru December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,814)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(144)
Inventories		(185,299)
Accounts payable		53,685
Credit card payable		13,027
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(121,545)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of goodwill		(87,792)
NET CASH (USED) BY INVESTING ACTIVITIES		(87,792)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (payments) of bank line of credit		79,000
Net borrowings (payments) of Webster bank loan		153,814
Issuance of capital stock		500
NET CASH PROVIDED BY FINANCING ACTIVITIES		233,314
Increase (decrease) in cash and cash equivalents		23,977
Cash and cash equivalents at beginning of year		0
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	23,977
Supplemental disclosure of cash flow information:		
Interest paid during the year	$	201

See accompanying notes.

ART OF POUR INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Art of Pour Inc. was formed on December 15, 2021 in the state of Delaware. The financial statements of Art of Pour Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United State of America. The Company's headquarters are located in Ridgefield Connecticut.

The Company is a producer of ready-to-drink cocktails operating within the 3-tier system for alcohol sales in the US (manufacturers provide alcoholic products to wholesalers, who distribute the products to retailers, who sell to the consumers). Our products include a Jalapeno Margarita and a Cosmopolitan, both are packaged in stackable glass bottles that exude a sense of style and sophistication. We are also releasing a Moscow Mule, and 3 exciting new products in 2022.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include all monies in banks. The Company's cash and cash equivalents in bank deposit accounts at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories: Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, bottles, ingredients and liquor are determined on the first-in, first-out method.

Accounts receivable and allowance for doubtful accounts: Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with terms of the agreement. As of December 31, 2021 the Company determined that no reserve was necessary.

5

ART OF POUR INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A--SIGNIFICANT ACCOUNTING POLICIES-Continued

Income taxes: The Company is taxed as a C corporation. The December 31, 2021 corporate income tax returns are on extension.

Concentration of credit risk: The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue recognition: The Company has adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606), with a date of initial application of January 1, 2020. Under ASC 606, revenue is recognized when a customer obtains control of promised goods, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods. In order to achieve that core principle, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company only continues with the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company's contracts generally contain a single performance obligation. The transaction price is based on consideration specified in the customer's contract.

The Company earns revenues from the sale of its cocktails to the final customers.

Cost of sales: Cost of goods sold include the cost of drinks sold, ingredients and bottles.

Advertising and promotion: The Company's policy is to expense advertising and promotional costs as incurred. Advertising and promotional expenses totaled $81 for the year ended December 31, 2021, and is included in sales and marketing expense.

6

ART OF POUR INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A--SIGNIFICANT ACCOUNTING POLICIES-Continued

Research and development costs: Cost incurred in the research and development of the Company's products are expensed as incurred.

Fair value of financial instruments: The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below.

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 – Unobservable inputs reflecting the Company's assumptions, consistent with reasonable available assumptions made by other market participants. These valuations require significant judgment.

Subsequent events: The Company has evaluated events and transactions occurring between December 31, 2021 and March 30, 2022, which represents the date the financial statements were available to be issued.

Recent accounting pronouncement: Except as described below, the Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

ART OF POUR INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A--SIGNIFICANT ACCOUNTING POLICIES-Continued

In February 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-02, *Leases* that requires organizations that lease assets, referred toa as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative requirements. The new standard for nonpublic entities will be effective for reporting periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. Management is currently evaluating the impact ASC 2019-02 will have on the financial statements.

In June 2019, FASB amended ASU No. 2019-07, *Compensation – Stock Compensation,* to expand the scope of Topic 718, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

ART OF POUR INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE B--INVENTORY

Inventory consists of the following items:

Raw materials	$ 92,296
Finished goods	93,003
	$ 185,299

NOTE C--BANK LINE OF CREDIT

The Company has a $100,000 maximum bank line of credit with interest at prime plus 2.5%, that is guaranteed by substantially all of the assets of the Company. The outstanding balance on this line of credit at December 31, 2021 was $79,000. The majority shareholder has secured the debt.

NOTE D--LONG-TERM DEBT

Long-term debt consists of the following notes payable:

Note payable, collateralized by Company assets
is due and payable in 51 installments of approximately
$3,223, including interest at 3.06%. The majority
shareholder has secured the debt

	$153,814
Less current portion	34,445
	$ 119,369

NOTE E--RELATED PARTY

There are no related party transactions.

ART OF POUR INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE F—COMMITMENTS AND CONTINGENCIES

<u>Contingencies</u>: The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

<u>Litigation and claims</u>: From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

I, Alexander Brent, the CEO of Art of Pour Inc., hereby certify that the financial statements of Art of Pour Inc. and notes thereto for the period ending December 31, 2021, included in this Form C offering statement are true and complete in all material respects. Art of Pour Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th day of April 2022.

_____ (Signature)

President, CEO, Chairman, Secretary, CFO (Title)

4/25/2022 (Date)

CERTIFICATION

I, Alexander M. Brent, Principal Executive Officer of Art of Pour Inc., hereby certify that the financial statements of Art of Pour Inc. included in this Report are true and complete in all material respects.

Alexander M. Brent

CEO, President, Secretary, Chairman of the Board, CFO